                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
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                              (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                  913 378 10 5
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                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 913 378 105                 13G                     PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Sami Israel
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States
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    Number of
                           5       Sole Voting Power

     Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   948,000 (1)(2)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   948,000 (1)(2)
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        948,000 (1)(2)
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        11.93%
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 12     Type of Reporting Person (See Instructions)

        IN
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-----------------
(1)     Includes 467,050 shares owned by Mr. Israel's wife and children.
(2)     Includes options to purchase 7,000 shares of Common Stock.
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                                                               Page 3 of 4 pages

ITEM 1(A)    NAME OF ISSUER:

                    Universal Automotive Industries, Inc.

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    11859 South Central, Alsip, Illinois  60803

ITEM 2(A)    NAME OF PERSON FILING:

                    Sami Israel

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    11859 South Central, Alsip, Illinois  60803

ITEM 2(C)    CITIZENSHIP:

                    United States

ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(E)    CUSIP NUMBER:

                    913 378 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


      (a)    [ ]     Broker or dealer registered under section 15 of the Act
      (b)    [ ]     Bank as defined in section 3(a)(6) of the Act
      (c)    [ ]     Insurance company as defined in section 3(a)(19) of the Act
      (d)    [ ]     Investment company registered under section 8 of the
                     Investment Company Act
      (e)    [ ]     An investment adviser registered under section 203 of the
                     Investment Advisers Act of 1940
      (f)    [ ]     An employee benefit plan or endowment fund in accordance
                     with section 240.13d-1(b(1)(ii)(F)
      (g)    [ ]     A parent holding company, in accordance with section
                     240.13d-1(b)(ii)(G)
      (h)    [ ]     A savings association as defined in section 3(b) of the
                     Federal Deposit Insurance Act
      (i)    [ ]     A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940
      (j)    [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

ITEM 4.      OWNERSHIP

      (a)    Amount Beneficially Owned:

                    948,000 shares of Common Stock(1)(2)
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                                                               Page 4 of 4 pages


      (b)    Percent of Class:
                    11.93%

      (c)    Number of shares as to which such person has:

             (i)      sole power to vote or to direct the vote
             (ii)     shared power to vote or to direct the vote                      948,000 (1)(2)
             (iii)    sole power to dispose or to direct the disposition of
             (iv)     shared power to dispose or to direct the disposition of         948,000 (1)(2)

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
 [  ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable

ITEM 10.     CERTIFICATION


--------------------
(1)      Includes 467,050 shares owned by Mr. Israel's wife and children.

(2)      Includes option to purchase 7,000 shares of Common Stock.

Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002

Signature:

/s/ Sami Israel
-----------------------------------------
Sami Israel